SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 31,2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61)415-1378
cesarb@brasiltelecom.com.br

FREE TRANSLATION

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF: 02.570.688/0001-70
Board of Trade NIRE: 53 3 0000581 8

MATERIAL FACT
CREDIT OF INTEREST ON SHAREHOLDERS’ EQUITY

We hereby inform Brasil Telecom Participaç&otidle;es S.A.‘s (“Company”) shareholders that the Board of Directors of the Company, on a meeting held on January 28, 2003, approved the credit of Interest on Shareholders’ Equity, relative to fiscal year 2003, in a total amount up to R$122,000,000.00 (one hundred twenty two million reais), as pursuant to Article 9 of Law 9,249 of December 26, 1995 and to Comissão de Valores Mobiliários’ (CVM) Deliberation 207/96.

I – Amount

The total amount of Interest on Shareholders’ Equity that the Company decided to credit on March 2003, according to the Board of Directors deliberation, is R$52,000,000.00 (fifty-two million reais), which corresponds to a gross amount of R$0.146210844 per one thousand shares and an amount net of income tax of R$0.124279217 per one thousand common and preferred shares.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of CVM’s Instruction 10, issued on February 14, 1980, considering that, the Board of Directors approved a shares buyback program, on a meeting held on December 27, 2002.

II – Amounts Credited on 2003 Fiscal Year

III – Income Tax Withheld

Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’ Equity, except for those shareholders proven to have fiscal exemption or with differentiated taxation.

IV – Date of the Credit

The credit of Interest on Shareholders’ Equity, in the total amount of R$52,000,000.00 (fifty-two million reais), in the books of Brasil Telecom Participaç&otidle;es S.A., will occur on March 31, 2003.

V – Date of Trading “ex-Interest on Shareholders’ Equity”

As of April 10, 2003, Brasil Telecom Participaç&otidle;es S.A.‘s shares will trade “Ex-Interest on Shareholders’ Equity”, considering the shares deposited on April 9, 2003.

VI – Information on the Payment and Credit of Dividends

Interest on Shareholders’ Equity may be accounted for as dividends and is subject to approval of the 2004 Ordinary General Shareholders’ Meeting – A.G.O., which will deliberate on the date of the payment.

VII – Proof of Tax Exemption or Differentiated Taxation

Shareholders exempted from income tax or with differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank – Banco ABN AMRO REAL S.A., Gerenciamento de Acionistas de Terceiros, Av. Paulista, 1374/8o Andar – Cerqueira Cesar, zip code 01.310-916 — São Paulo – SP, until April 25, 2003.

Brasília, Brazil, March 31, 2003.

Paulo Pedrão Rio Branco
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.